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For Immediate Release

Polytama Propindo and Polytama International Extend Consent Solicitation Period

Jakarta, Indonesia (August 13, 1998) - P.T. Polytama Propindo and Polytama International Finance B.V announced today that they are extending the Expiration Date of their Consent Solicitation relating to $200 million principal amount of 11 1/4% Guaranteed Secured Notes due 2007 issued by Polytama International and guaranteed by Polytama Propindo to 5 p.m., New York City time, August 27, 1998, unless further extended. The Consent Solicitation commenced on July 13, 1998.

As of August 13, 1998, consents had been received from Holders of $199,165,000 principal amount of the Notes, representing approximately 99.6% of the outstanding principal amount of the Notes.

In addition to extending the Expiration Date, Polytama International and Polytama Propindo are also amending the Consent Solicitation to change for purposes of the Consent Solicitation the definition of Requisite Consents from 100% to 99.5%. This change is included in a Supplement to the Consent Solicitation Statement being sent to all Noteholders today.

Copies of the Consent Solicitation Statement and the Supplement being sent today may be obtained from the Information Agent, Corporate Investor Communications, Inc., 111 Commerce Road, Carlstadt, New Jersey 07072, Telephone: (201) 896-1900 or Toll Free (800) 346-7885, Facsimile: (201) 804-8693, Contact Persons: Paul Hebert or Chris Dowd.

This press release in neither an offer to purchase nor an offer to sell securities. The Consent Solicitation is made only pursuant to the Consent Solicitation Statement and the Supplement thereto.

P.T. Polytama Propindo is an Indonesian manufacturer of polypropylene with facilities located in Balongan, West Java, Indonesia and Polytama International Finance B.V. is its finance subidiary.

For Additional Information, contact:

P.T. Polytama Propindo
Honggo Wendratno
Jakarta
Telephone No.:  62-21-570-4680
                62-21-574-1169